SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 001-36737

NeuroDerm Ltd.

(Translation of registrant’s name into English)

NeuroDerm Ltd.

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

+972 (8) 946-2729l

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On August 25, 2016, NeuroDerm Ltd. (the “Company”) issued a press release titled, “NeuroDerm Initiates Patient Enrollment in a Phase III Trial of ND0612L for the Treatment of Parkinson’s Disease”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

On August 25, 2016, the Company issued a press release titled, “NeuroDerm Announces Second Quarter 2016 Financial Results and Provides a Corporate Update”. A copy of this press release is attached to this Form 6-K as Exhibit 99.2.

The information in the first, second and third paragraphs of Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference in the Company’s registration statements on Form F-3, SEC file number 333-210496, filed with the SEC on March 31, 2016, and on Form S-8, SEC file numbers 333-210497, 333-205485 and 333-200331, filed with the SEC on March 31, 2016, July 2, 2015 and November 18, 2014, respectively; otherwise, the information in this Form 6-K (including in Exhibit 99.2) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroDerm Ltd.

Date: August 29, 2016	By:	/s/Roy Golan
Name: Roy Golan Title: Chief Financial Officer

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Exhibit Index

Exhibit	Description

99.1	Press release dated August 25, 2016, titled, “NeuroDerm Initiates Patient Enrollment in a Phase III Trial of ND0612L for the Treatment of Parkinson’s Disease”.

99.2	Press release dated August 25, 2016, titled, “NeuroDerm Announces Second Quarter 2016 Financial Results and Provides a Corporate Update”.

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